Exhibit 99.1

Renalytix AI plc

(“Renalytix” or the “Company”)

Renalytix to Report Financial Results for Fiscal Third Quarter 2021 and Provide Corporate Update

Announces Change of Auditor to Ernst & Young LLP

NEW YORK, DATE - Renalytix AI plc (LSE: RENX) (NASDAQ: RNLX) today announced the Company will release fiscal third quarter 2021 financial results on Tuesday, June 15, 2021, before market open. The Company will host a corresponding conference call and live webcast at 8:30 a.m. (EDT) / 1:30 p.m. (BST) to discuss the results and provide a corporate update.

Conference Call Details:

US/Canada Participant Toll-Free Dial-In Number: (833) 614-1551

US/Canada Participant International Dial-In Number: (914) 987-7290

United Kingdom International Dial-In Number: 0800 9174 860

United Kingdom Local Dial-In Number: 0203 1070 289

Conference ID:9287147

Webcast Registration link: https://edge.media-server.com/mmc/p/saaze8yw

Auditor Change

The Audit Committee of the Company’s Board of Directors approved the dismissal of Deloitte & Touche LLP effective May 12, 2021. Ernst & Young LLP has been appointed as the Company’s successor auditor for U.S. reporting, effective May 12, 2021, and for the fiscal year ended June 30, 2021. PKF Littlejohn LLP remains the Company’s U.K. statutory auditors.

There were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

For further information, please contact:

UK Investor Contact:

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

US Investor Contact:

Gilmartin Group	investors@renalytix.com
Carrie Mendivil / Mary Kate McDonough	415-937-5405

About Renalytix

Renalytix is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. Renalytix’s products are being designed to make significant improvements in kidney disease diagnosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery. For more information, visit www.renalytix.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations.

In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.